Earning Release
ELBIT SYSTEMS REPORTS
THIRD QUARTER 2020 RESULTS

Backlog of orders at $10.9 billion; Revenues at $1.1 billion;
Non-GAAP net income of $73 million; GAAP net income of $17 million; Non-GAAP net EPS of $1.64; GAAP net EPS of $0.38

Haifa, Israel, November 24, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) (the "Company" or "Elbit Systems"), the international high technology company, reported today its consolidated results for the quarter ended September 30, 2020.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “I am pleased with the third quarter results, particularly with the improved operating performance in this challenging COVID-19 environment and despite the pandemic's impact on our Commercial Aviation business, which resulted in a $60 million non-cash impairment of assets in the quarter. We are encouraged by our backlog of orders and the volume of opportunities we are facing around the world, which provides us with confidence in the Company’s future prospects.”

Third Quarter 2020 Results:

Revenues in the third quarter of 2020 were $1,134.2 million, as compared to $1,101.2 million in the third quarter of 2019.

Non-GAAP (*) gross profit amounted to $302.3 million (26.7% of revenues) in the third quarter of 2020, as compared to $290.0 million (26.3% of revenues) in the third quarter of 2019. GAAP gross profit in the third quarter of 2020 was $237.4 million (20.9% of revenues), as compared to $286.2 million (26.0% of revenues) in the third quarter of 2019. The decrease in GAAP gross profit in the third quarter of 2020 was a result of non-cash expenses related to impairment of assets and inventory write-offs due to the impact of COVID-19, in the amount of approximately $60 million. These expenses were eliminated in the non-GAAP results.

Research and development expenses, net were $91.3 million (8.0% of revenues) in the third quarter of 2020, as compared to $79.5 million (7.2% of revenues) in the third quarter of 2019.

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* see page 4

Earning Release
Marketing and selling expenses, net were $71.6 million (6.3% of revenues) in the third quarter of 2020, as compared to $75.5 million (6.9% of revenues) in the third quarter of 2019.

General and administrative expenses, net were $51.0 million (4.5% of revenues) in the third quarter of 2020, as compared to $57.5 million (5.2% of revenues) in the third quarter of 2019.

Other operating income, net in the third quarter of 2019 was $28.0 million, resulting mainly from capital gains related to sale and lease back of buildings by a subsidiary in Israel.

Non-GAAP(*) operating income was $93.1 million (8.2% of revenues) in the third quarter of 2020, as compared to $80.7 million (7.3% of revenues) in the third quarter of 2019. GAAP operating income in the third quarter of 2020 was $23.5 million (2.1% of revenues), as compared to $101.7 million (9.2% of revenues) in the third quarter of 2019.

Financial expenses, net were $9.7 million in the third quarter of 2020, as compared to $18.5 million in the third quarter of 2019. Financial expenses, net in the third quarter of 2019 included exchange rate differences of approximately $7 million related to lease liabilities.

Other income, net in the third quarter of 2020 was $0.5 million , as compared to other expenses of $2.8 million in the third quarter of 2019.

Taxes on income were $2.2 million (effective tax rate of 15.4%) in the third quarter of 2020, as compared to $7.6 million (effective tax rate of 9.5%) in the third quarter of 2019.

Equity in net earnings (losses) of affiliated companies and partnerships were earnings of $4.9 million in the third quarter of 2020, as compared to losses of $0.5 million in the third quarter of 2019. The loss in the third quarter of 2019 was a result of the write-off of a $2.3 million investment in an affiliated company in Israel.

Net income attributable to non-controlling interests in the third quarter of 2020 was $0.1 million, as compared to $0.3 million in the third quarter of 2019.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2020 was $72.7 million (6.4% of revenues), as compared to $58.7 million (5.3% of revenues) in the third quarter of 2019. GAAP net income attributable to the Company's shareholders in the third quarter of 2020 was $17.0 million (1.5% of revenues), as compared to $72.1 million (6.5% of revenues) in the third quarter of 2019.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.64 for the third quarter of 2020, as compared to $1.33 for the third quarter of 2019. GAAP diluted earnings per share in the third quarter of 2020 were $0.38, as compared to $1.63 for the third quarter of 2019.

The Company’s backlog of orders as of September 30, 2020 totaled $10,858 million, as compared to $9,796 million as of September 30, 2019. Approximately 65% of the current backlog is attributable to orders from outside Israel. Approximately 46% of the current backlog is scheduled to be performed during the last quarter of 2020 and during 2021.

Operating cash flow in the nine months ended September 30, 2020 was a positive $106.7 million, as compared to a negative operating cash flow in the nine months ended September 30, 2019 in the amount of $140.3 million.

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* see page 4

Earning Release

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.
As we last reported on August 13, 2020, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.
We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.
During the first three quarters of 2020 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses are experiencing certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.
The significant slowdown in commercial air traffic, and the expectation that a commercial air traffic recovery to 2019 levels will likely take a number of years, have reduced the demand for products and services for the commercial aviation markets. Additionally, manufacturers of aircrafts for these markets have announced plans to reduce production rates to adapt to the lower demand.
Following a review of the economic impact on the Company’s assets overall, and those assets impacted by the commercial aviation industry in particular, the Company recorded in the third quarter of 2020 non-cash expenses related to impairment of assets and inventory write-offs, due to COVID-19, in the amount of approximately $60 million. These expenses were recorded mainly in the “Cost of Revenues” line item in the Consolidated Statement of Income and were eliminated in the non-GAAP results as a category of expenses that are not part of the Company’s recurring business.
We believe that as of September 30, 2020, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic and resulting actions that may be taken by our customers and our supply chain, all of which are uncertain. As noted in our annual report on Form 20-F, the preparation of financial reports such as our quarterly financial results requires us to make judgments, assumptions and estimates that affect the amounts reported. For our quarterly financial results for the quarter ended September 30, 2020, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earning Release
* Non-GAAP financial data:
The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.
The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.
In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.
These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for share and per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2020	2019	2020	2019	2019

GAAP gross profit	$807.3	$852.2	$237.4	$286.2	$1,136.5
Adjustments:
Amortization of purchased intangible assets	17.5	15.4	5.5	3.8	22.0
Non-recurring expenses(*)	56.0	—	56.0	—	55.0
Impairment of long-lived assets	3.4	—	3.4	—	—
Non-GAAP gross profit	$884.2	$867.6	$302.3	$290.0	$1,213.5
Percent of revenues	26.9%	27.2%	26.7%	26.3%	26.9%

GAAP operating income	$221.1	$258.0	$23.5	$101.7	$321.6
Adjustments:
Amortization of purchased intangible assets	30.2	25.5	9.6	7.0	36.1
Non-recurring expenses(*)	56.6	—	56.6	—	55.0
Impairment of long-lived assets	3.4	—	3.4	—	—
Capital gain	(35.0)	(28.0)	—	(28.0)	(31.8)
Gain from changes in holdings	—	(1.2)	—	—	(1.2)
Non-GAAP operating income	$276.3	$254.3	$93.1	$80.7	$379.7
Percent of revenues	8.4%	8.0%	8.2%	7.3%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$169.8	$176.3	$17.0	$72.1	$227.9
Adjustments:
Amortization of purchased intangible assets	30.2	25.5	9.6	7.0	36.1
Non-recurring expenses(*)	56.6	—	56.6	—	55.0
Capital gain	(35.0)	(28.0)	—	(28.0)	(31.8)
Gain from changes in holdings	—	(1.2)	—	—	(1.2)
Impairment of long-lived assets	7.8	—	3.4	—	3.7
Exchange rate differences	5.6	22.1	(1.2)	6.7	24.6
Capital gain and revaluation of investments	(21.4)	(4.6)	(2.8)	—	(8.3)
Related tax (benefits) expenses, net	(0.2)	(1.5)	(9.9)	0.9	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	$213.4	$188.6	$72.7	$58.7	$297.8
Percent of revenues	6.5%	5.9%	6.4%	5.3%	6.6%

GAAP diluted net EPS	$3.84	$4.04	$0.38	$1.63	$5.20
Adjustments, net	0.99	0.28	1.26	(0.30)	1.59
Non-GAAP diluted net EPS	$4.83	$4.32	$1.64	$1.33	$6.79

(*) Non-recurring expenses in 2020 are related to COVID-19 write-offs. In 2019 the expenses are related to acquisition of a subsidiary in the U.S.

Earning Release
Recent Events:

On August 17, 2020, the Company announced that it was awarded a contract valued at approximately $27 million to supply air-to-air combat training systems for the Navy of a South Asian Country. The contract will be performed over a two-year period, to be followed by three years of availability-based maintenance.

On August 31, 2020, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC ("Elbit Systems of America"), was awarded an Indefinite Delivery/Indefinite Quantity (“ID/IQ”) contract by the Defense Logistics Agency Land to supply the U.S. Army with gunner hand stations, commander hand stations and circuit cards for the Bradley Infantry Fighting Vehicle. The contract, with a maximum value of up to approximately $79 million, will be performed over a five-year period. An initial purchase order of approximately $26 million under the ID/IQ contract followed by a second purchase order of approximately $12 million have been issued to be executed over a three-year period.

On September 14, 2020, the Company announced that its wholly-owned subsidiary, Elbit Systems - Cyclone Ltd., was awarded a contract by Lockheed Martin (NYSE: LMT) for the manufacture of assemblies for Forward Equipment Bay assemblies for the F-35 fighter aircraft. The contract is in an amount that is not material to Elbit Systems and will be performed over a period of four years.

On September 29, 2020, the Company announced that it filed a shelf prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange.

On October 1, 2020, the Company announced that it was awarded a contract valued at approximately $33 million to supply tactical radio systems to a customer in Asia-Pacific. The contract will be performed over a twelve-month period.

On October 5, 2020, the Company announced that Elbit Systems of America was awarded an approximately $35 million five-year firm-fixed-priced contract by the U.S. Naval Supply Systems Command for repair of line-replaceable units in support of the V-22 aircraft. The repairs will be performed in Fort Worth, Texas and Talladega, Alabama, and the contract will be performed until October 2025.

On October 7, 2020, the Company announced that Elbit Systems of America was awarded an ID/IQ contract with a maximum value of approximately $50 million to produce spare parts in support of the Aviators’ Night Vision Imaging System Head-Up Display system of the U.S. Army. The contract, that will be performed over a period of five years, was awarded on behalf of the United States Army, by the Defense Logistics Agency. An initial order for $17.9 million was recently placed under this contract, to be supplied until 2023.

On October 22, 2020, the Company announced that Elbit Systems of America was awarded an Other Transaction Authority (“OTA”) contract from the U.S. Army for Enhanced Night Vision Goggle – Binocular systems. The potential contract value under the OTA contract could reach a maximum of approximately $442 million. The U.S. Army did not define an overall time-frame for performance of the OTA contract. An initial order in the amount of approximately $22.5 million for low-rate initial production of systems has been placed under the OTA contract, with a period of performance through December 2021, to be executed in Roanoke, Virginia.

On October 26, 2020, the Company announced that, as a result of the impact of the COVID-19 pandemic, Elbit Systems experienced reduced demand for the products and services it supplies to the commercial aviation markets. The significant slowdown in commercial air traffic, and the expectation that a commercial air traffic recovery to 2019 levels will likely take a number of years, have reduced the demand for products and services for the commercial aviation markets. Additionally, manufacturers of aircraft for these markets have announced plans to reduce production rates to adapt to the lower demand.
Following a review of the economic impact on the Company’s assets overall, and those assets impacted by the commercial aviation industry in particular, the Company recorded in the third quarter of 2020 non-cash

Earning Release
expenses related to impairment of assets and inventory write-offs, due to COVID-19, in the amount of approximately $60 million. These expenses were recorded mainly in the “Cost of Revenues” line item in the Consolidated Statement of Income and were eliminated in the non-GAAP results as a category of expenses that are not part of the Company’s regular on-going business.

Reorganization of Certain Business Activities:

As part of the Company’s ongoing review of its businesses and portfolio, and in view of the changing business environment and the need to better serve our customers as well as to leverage the synergy and inter-operable activities of our areas of operation, a decision has been made to reorganize some of our business activities. The major parts of this reorganization include: (1) integration of our unmanned aircraft systems business with our manned military aircraft business to leverage synergies across manned and unmanned military aircraft; (2) integration of our electro-optical and our electronic warfare and signal intelligence businesses to provide advanced solutions across the electro-magnetic spectrum; and (3) integration of the precision guided munitions activities, currently part of our military aircraft business, with the IMI munitions portfolio. This reorganization will begin in the coming months and be completed during 2021.

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the third quarter of 2020. The dividend’s record date is December 21, 2020. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on January 4, 2021, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call on Tuesday, November 24, 2020 at 9:00 a.m. Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call any of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0610
International Dial-in Number: +972-3-918-0610

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-782-4291 (US and Canada) or +972-3-925-5918 (Israel and International).

Earning Release
About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

Earning Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	September 30, 2020	December 31, 2019
	Unaudited	Audited
Assets
Cash and cash equivalents	$287,151	$221,060
Short-term bank deposits	1,158	2,213
Trade receivables and contract assets, net	2,301,518	2,067,846
Other receivables and prepaid expenses	188,267	160,728
Inventories, net	1,325,800	1,219,920
Total current assets	4,103,894	3,671,767

Investments in affiliated companies and partnerships and other companies	183,510	201,574
Long-term trade receivables and contract assets	253,127	259,150
Long-term bank deposits and other receivables	54,894	58,076
Deferred income taxes, net	107,928	89,452
Severance pay fund	275,013	287,104
	874,472	895,356

Operating lease right of use assets	423,126	365,763
Property, plant and equipment, net	760,088	766,532
Goodwill and other intangible assets, net	1,565,582	1,635,940
Total assets	$7,727,162	$7,335,358

Liabilities and equity
Short-term bank credit and loans	$290,520	$208,399
Current maturities of long-term loans and Series A Notes	37,809	199,882
Operating lease liabilities	60,860	62,565
Trade payables	893,841	926,338
Other payables and accrued expenses	1,111,057	1,052,080
Contract liabilities	943,121	723,581
	3,337,208	3,172,845

Long-term loans, net of current maturities	538,631	440,124
Employee benefit liabilities	812,324	836,535
Deferred income taxes and tax liabilities, net	122,534	114,419
Operating lease liabilities	380,767	323,287
Contract liabilities	98,138	62,830
Other long-term liabilities	180,949	225,478
	2,133,343	2,002,673

Elbit Systems Ltd.'s equity	2,238,604	2,141,406
Non-controlling interests	18,007	18,434
Total equity	2,256,611	2,159,840
Total liabilities and equity	$7,727,162	$7,335,358

Earning Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars, except for share and per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2020	2019	2020	2019	2019
	Unaudited		Unaudited		Audited
Revenues	$3,284,840	$3,186,894	$1,134,169	$1,101,190	$4,508,400
Cost of revenues	2,477,567	2,334,720	896,780	815,032	3,371,933
Gross profit	807,273	852,174	237,389	286,158	1,136,467

Operating expenses:
Research and development, net	250,683	234,126	91,282	79,468	331,757
Marketing and selling, net	209,477	220,917	71,557	75,512	301,400
General and administrative, net	161,015	168,385	51,020	57,520	214,749
Other operating income, net	(34,963)	(29,264)	—	(28,030)	(33,049)
Total operating expenses	586,212	594,164	213,859	184,470	814,857
Operating income	221,061	258,010	23,530	101,688	321,610

Financial expenses, net	(38,745)	(52,715)	(9,673)	(18,461)	(69,072)
Other income (expenses), net	14,740	(4,618)	525	(2,811)	(6,243)
Income before income taxes	197,056	200,677	14,382	80,416	246,295

Taxes on income	(34,565)	(28,543)	(2,215)	(7,619)	(19,414)
	162,491	172,134	12,167	72,797	226,881

Equity in net earnings (losses) of affiliated companies and partnerships	7,579	5,272	4,880	(469)	1,774
Net income	$170,070	$177,406	$17,047	$72,328	$228,655
Less: net income attributable to non-controlling interests	(235)	(1,063)	(73)	(263)	(798)
Net income attributable to Elbit Systems Ltd.'s shareholders	$169,835	$176,343	$16,974	$72,065	$227,857

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.84	$4.04	$0.38	$1.63	$5.20
Diluted net earnings per share	$3.84	$4.04	$0.38	$1.63	$5.20

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	44,198	43,653	44,198	44,201	43,787
Shares used in computation of diluted earnings per share	44,220	43,702	44,221	44,253	43,848

Earning Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of U.S. dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$170,070	$177,406	$228,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	109,040	98,280	137,146
Impairment of assets	7,771	—	3,692
Stock-based compensation	3,064	2,973	3,994
Amortization of Series A Notes premium and related issuance costs, net	(46)	(69)	(93)
Deferred income taxes and reserve, net	(12,773)	12,567	(15,059)
Gain on sale of property, plant and equipment	(32,180)	(28,509)	(34,154)
Gain on sale of investments and remeasurement of investment held under fair value method, net	(23,652)	(4,479)	(7,928)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(5,862)	1,780	8,526
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade receivables and contract assets and prepaid expenses	(242,994)	(121,167)	(267,924)
Increase in inventories, net	(78,874)	(195,857)	(55,841)
Increase (decrease) in trade payables, other payables and accrued expenses	(13,739)	6,710	115,621
Severance, pension and termination indemnities, net	(3,874)	9,000	4,629
Increase (decrease) in contract liabilities	230,757	(98,892)	(174,582)
Net cash provided by (used in) operating activities	106,708	(140,257)	(53,318)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(92,945)	(97,898)	(137,604)
Acquisition of subsidiaries and business operations	—	(357,144)	(357,144)
Proceeds from premises evacuation grants receivables	—	344,913	344,913
Investments in affiliated companies and other companies	(12,316)	(3,350)	(8,567)
Proceeds from sale of property, plant and equipment	71,918	36,189	36,671
Proceeds from sale of investments	44,200	—	—
Investment in long-term deposits, net	(161)	61	(38)
Investment in short-term deposits	(600)	(15,913)	(2,314)
Proceeds from sale of short-term deposits	1,663	28,789	17,294
Net cash provided by (used in) investing activities	11,759	(64,353)	(106,789)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of treasury shares, net	—	184,840	184,840
Repayment of long-term loans	(205,923)	(242,440)	(243,324)
Proceeds from long-term loans	201,551	350,000	350,000
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(74,308)	(58,922)	(62,578)
Change in short-term bank credit and loans, net	81,836	(16,135)	(718)
Net cash provided by (used in) financing activities	(52,376)	161,811	172,688

Net increase (decrease) in cash and cash equivalents	66,091	(42,799)	12,581
Cash and cash equivalents at the beginning of the year	221,060	208,479	208,479
Cash and cash equivalents at the end of the period	$287,151	$165,680	$221,060

* Dividend received from affiliated companies and partnerships	$6,117	$7,052	$10,300

Earning Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2020		2019		2020		2019
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	1,170.0	35.6	1,178.8	37.0	393.0	34.7	397.6	36.1
C4ISR systems	759.6	23.1	804.6	25.2	280.3	24.7	299.2	27.2
Land systems	916.8	27.9	860.7	27.0	323.9	28.6	295.2	26.8
Electro-optic systems	359.5	10.9	249.6	7.8	108.2	9.5	78.3	7.1
Other (mainly non-defense engineering and production services)	78.9	2.5	93.2	3.0	28.7	2.5	30.9	2.8
Total	3,284.8	100.0	3,186.9	100.0	1,134.1	100.0	1,101.2	100.0

Consolidated Revenues by Geographical Regions:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2020		2019		2020		2019
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	796.7	24.3	740.2	23.2	284.8	25.1	245.9	22.3
North America	1,077.1	32.8	908.6	28.5	343.8	30.3	333.4	30.3
Europe	557.1	17.0	583.3	18.3	209.5	18.5	195.3	17.7
Asia-Pacific	683.8	20.8	732.0	23.0	252.6	22.3	248.0	22.5
Latin America	99.5	3.0	122.0	3.8	25.5	2.2	49.5	4.5
Other countries	70.6	2.1	100.8	3.2	17.9	1.6	29.1	2.7
Total	3,284.8	100.0	3,186.9	100.0	1,134.1	100.0	1,101.2	100.0